Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Seaport Global Acquisition II Corp. on Form S-1 of our report dated August 31, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Seaport Global Acquisition II Corp. as of July 27, 2021 and for the period from June 21, 2021 (inception) through July 27, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

November 10, 2021